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                              September 29, 2020

       Nicholas King
       Chief Executive Officer
       VV Markets LLC
       2800 Patterson Ave Ste. 300
       Richmond, VA 23221

                                                        Re: VV Markets LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed August 31,
2020
                                                            File No. 024-11306

       Dear Mr. King:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed August 31, 2020

       Offering Summary

   1. We note that you will work with "industry leaders" for each offering, to "provide diversification in
[your] wine collections." Please clarify whether these industry leaders will be part of your
advisory board. If not, please identify the industry leaders, including how you determine that
they qualify as such and please disclose what types of
                                                        diversification the
industry leaders will help you achieve. Please also tell us whether you plan to have your
Advisory Board in place prior to qualification of the Form 1-A.
   2.                                                   We note your statement
that    [t]he Company aims to provide any investor the ability to
                                                        invest in the best
wines from all over the world.    However, we note that your offering is
                                                        only available to
qualified purchasers as defined in Regulation A. Please revise to state as much.
 Nicholas King
FirstName
VV MarketsLastNameNicholas King
            LLC
Comapany 29,
September NameVV
              2020 Markets LLC
September
Page 2    29, 2020 Page 2
FirstName LastName
Manager

3. You disclose that the Manager is required to own a minimum amount of the Series, up to a maximum amount, but the percentages vary throughout the Offering Statement. Please reconcile and revise as appropriate.
4. You state that the Manager may sell its Interests pursuant to this Offering Statement from time to time after the Closing of this Offering. Please explain whether you intend to register the resale of shares held by the Manager on this Offering Statement, or whether the statement is more general and indicates only that the Manager may sell Interests after this offering. If the latter, please revise to clarify.
Sourcing Fee to the Manager

5. We note that your sourcing fee to the manager is a range from 0-15%, increasing based on the manager's ability to successfully acquire the assets below their average market value.
         Please provide additional detail on how the increase will be calculated.
Free Cash Flow

6. We note that throughout the offering, you refer to distributions of Free Cash Flow, including to your Series Manager and holders of each series, but also mention that you do not intend to generate any Free Cash Flow from your assets. Please disclose how you intend to generate Free Cash Flow.
Storage

7. We note that you intend to enter into an agreement with Domaine Wine Storage. Once the agreement is executed, please include it as an exhibit. Refer to Item 17.6(b)(ii) of Form 1-
         A.
Management   s Discussion and Analysis

8. We note your statement that "[t]hese fine wine collections are highly stable assets with low historic volatility. The low historic volatility has not limited the upside returns in the fine wine market. Over the long term fine wine has shown strong annual returns." Please provide a factual basis for these statements or characterize each statement as your belief.
Government Regulation

9. We note your disclosure in this section. We also note that you may plan to purchase wine from outside of the United States and store wine outside of the United States. Please update, to the extent applicable, any international governmental regulation that may have an effect on your business. To the extent applicable, please update any applicable risk factor disclosure.
 Nicholas King
VV Markets LLC
September 29, 2020
Page 3
Executive Officers, Directors and Key Employees of the Manager

10. Please provide the information related to the Executive Officers of the Manager as required by Item 10 of Form 1-A, including the information in the required to be presented by tabular format.
11. Please confirm that you have provided the business experience for each of the Executive
         Officers of the Manager for the past five years in accordance with
Item 10(c) of Form 1-
         A.
Principal Interest Holders

12. Please provide the information in this section in the tabular format required by Item 12 of
         Form 1-A.
Exclusive Jurisdiction
Waiver of Right to Trial by Jury

13. You state that your operating agreement contains an exclusive forum provision and a jury trial waiver provision. We are unable to locate such provisions in your operating agreement. Please advise. Please also revise your offering circular to add risk factor disclosure relating to these provisions, as well as the mandatory arbitration provision and indemnification provision, indicating how they will impact your investors and describe any questions as to enforceability under federal and state law. Please also clarify whether purchasers of interests in a secondary transaction are subject to these provisions. With respect to the jury trial waiver provision, please state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
Notes to Financial Statements
Note 6: Subsequent Events

14. We note "[m]anagement has evaluated all subsequent events through July 1, 2020, the date the financial statements were available to be issued." The balance sheet reporting
FirstName LastNameNicholas King
       date is also July 1, 2020. Please explain how the financial statements were available to be
Comapany   NameVV
       issued  on July Markets
                       1, 2020, LLC
                                the same date as your balance sheet and how
your evaluation of
       subsequent
September  29, 2020 events
                      Page was
                            3 compliant with ASC 855-10.
FirstName LastName
 Nicholas King
FirstName
VV MarketsLastNameNicholas King
            LLC
Comapany 29,
September NameVV
              2020 Markets LLC
September
Page 4    29, 2020 Page 4
FirstName LastName
Index to Exhibits
Auditor Consent

15.      Please provide the consent of your independent auditor required by
Part III, Item 17.11 of
         Form 1-A.
Exhibit 1A-15
Auditor's Report

16. We note the auditor's report is dated December 29, 2016, refers to the financial statements of "Example LLC" and identifies the balance sheet as the only financial statement covered by the audit. Please provide a currently dated audit opinion that identifies the appropriate registrant and all the financials statements covered by the opinion. Refer to Rule 2-02 of
         Regulation S-X.
General

17. We note that you intend to rely on Rule 253(b). We also note that your price range for the offering is between $40 and $80 per security. Pursuant to Item 1(j) of Form 1-A, the range must not exceed 20% if the upper end of the price range is over $10. Please revise your price range. Please also specify the number of membership interests you are offering, as this is not information that you can omit under Rule 253. We also note that your manager's website states that "[w]e are removing barriers to fine wine investing, with shares in our collections starting as low as $25." Please advise.
18.      We note your statement that    [r]ather than pre-purchasing assets
before the closing of an
         offering, the Company plans to work with the Manager to source and identify outstanding
         supply and inventory at the Asset Sellers.    Please clarify whether
it is your intention to
         purchase the assets before this offering is qualified. Once your underlying asset is identified, please update the relevant sections in your offering circular, including the underlying assets, the terms of the securities, the plan of distribution, the minimum amount and maximum number of series interests, and the use of proceeds. Please note that your offering statement will not be qualified unless the underlying asset has been identified.
19. We note that you intend to distribute interests primarily through the VinVesto Platform.
         Please disclose the status of development of the platform. Please also tell us why you do not believe that the Company or the Manager, or any associated persons, in operating the platform and conducting related services, should be a registered broker-dealer.
20.      Please revise to include the fee table required by Item 1(e) of Form
1-A.
21. If applicable, please include the disclosure required by Item 8 of Form 1-A.
22. We note that your Manager's website states "[j]oining the waitlist grants you early access to our first offering." Please provide additional detail regarding "early access." We also
 Nicholas King
VV Markets LLC
September 29, 2020
Page 5
       note your posts on Facebook and Twitter which provide details of certain collections you plan to offer and state that you have found deals where wines are selling well below their market value, and that this presents incredible opportunities for investors. Please tell us how these posts are consistent with your ability to solicit interest pursuant to Rule 255 of
       Regulation A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Scott Stringer at (202) 551-3272 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameNicholas King
                                                             Division of
Corporation Finance
Comapany NameVV Markets LLC
                                                             Office of Trade &
Services
September 29, 2020 Page 5
cc:       Christopher E. Gatewood
FirstName LastName